Accuride Corporation

7140 Office Circle

Evansville, Indiana 47715

April 21, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Max A. Webb

Assistant Director

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

                                                Re:                               Accuride Corporation
                                                                                                Registration Statement on Form S-1
                                                                                                File No. 333-121944

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-121944) (the “Registration Statement”) of Accuride Corporation (the “Registrant”).  We respectfully request that the Registration Statement become effective as of 2:00 p.m., Washington, D.C. time, on April 25, 2005, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Mark Roeder, by facsimile to (650) 463-2600.

The Company acknowledges the following:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Mr. Roeder at (650) 463-3043 if you have any questions regarding this request.

Very truly yours,

/s/ David K. Armstrong

David K. Armstrong
Senior Vice President/General Counsel and
Corporate Secretary